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SEC FILE NUMER
8- 70950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JB Drax Honore' Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

49 West 23rd Street - 10th Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, L.P.
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza (Address) New York (City) NY (State) 10020 (Zip Code)

11/02/2005 (Date of Registration with PCAOB)(if applicable) 2468 (PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB DRAX HONORÉ INC.

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2024

OATH OR AFFIRMATION

I, <u>Terence McBride</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>JB Drax Honore' Inc</u> as of <u>12/31/24</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u>Signature</u>

General Securities Principal

<u>Title</u>

Sworn to before me this
24th day of March 2025

<u>Notary Public</u>

ANNY PAMELA CAMPOVERDE
Notary Public - State of New York
NO. 01CA6424571
Qualified in Kings County
My Commission Expires Nov 1, 2025

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JB DRAX HONORÉ INC.
YEAR ENDED DECEMBER 31, 2024

CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
JB Drax Honoré Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JB Drax Honoré Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of JB Drax Honoré Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JB Drax Honoré Inc.'s management. Our responsibility is to express an opinion on JB Drax Honoré Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to JB Drax Honoré Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as JB Drax Honore Inc.'s auditor since 2017.
New York, New York
March 27, 2025

JB Drax Honoré Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	12,350,790
Due from affiliates		7,474,837
Receivables - commissions		1,494,074
Fixed assets, net of $1,181,011 accumulated depreciation		473,138
Operating lease right of use assets, net of $1,052,705 accumulated amortization		698,373
Prepaid expense and other assets		1,881,325
Income tax receivable		516,297
Total Assets	$	24,888,834

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	4,252,702
Operating lease liabilities		717,872
Deferred tax liability		349,665
Due to affiliates		135,082
Income tax payable		836,962
Other liabilities		177,935
Total Liabilities		6,470,218

Stockholder's Equity

Common stock ($0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding)		1
Additional paid-in capital		1,000,000
Retained earnings		17,418,615
Total Stockholder's Equity		18,418,616
Total Liabilities and Stockholder's Equity	$	24,888,834

See accompanying notes to financial statements

Note 1 – Organization and Ownership

J.B. Drax Honoré Inc. (the "Company") is a wholly owned subsidiary of JB Drax Honoré UK (the "Parent"). The company is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), registering 25 January 2024, a registered member of the National Futures Association (NFA) and is registered with the Commodity Futures Trading Commission (CFTC) as an Introducing Broker. The principal operations of the Company are located in New York City. The Company's principal business is to provide execution services to U.S. customers in various U.S. and foreign financial commodities and equities.

Note 2–Summary of Significant Accounting Policies

a. Management Estimates

These financial statements were prepared in conformity with current accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Income Taxes

The Company provides for income taxes under U.S. GAAP ASC Topic 740, *Income Taxes*, using the liability method of tax allocation. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

U.S. GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2024, the Company did not have any uncertain tax positions.

c. Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives, using straight-line ("SL") methods as indicated in the following tabulation.

	Years	Method
Furniture, fixtures and equipment	5-7	SL
Leasehold improvements	life of lease	SL

Repairs and maintenance charges that do not increase the useful lives of the assets are charged to the statement of operations as incurred.

d. **Leases**

The Company has operating lease agreements for office space under terms ranging up to 3 years with one lease having a single option to renew for a period of 5 years. The Company determines if an arrangement is a lease at the inception of the contract. At the lease commencement date, each lease is evaluated to determine whether it will be classified as an operating or finance lease. For leases with a lease term of 12 months or less (a "Short-term" lease), any fixed lease payments are recognized on a straight-line basis over such term and are not recognized on the statement of financial condition.

Lease terms include the non-cancellable portion of the underlying leases along with any reasonably certain lease periods associated with available renewal periods, termination options and purchase options. The Company uses the incremental borrowing rate when the rate implicit in the lease is not readily determinable at the commencement date in calculating the present value of lease payments.

Certain leases contain fixed and determinable escalation clauses for which the Company recognizes rental expense under these leases on the straight-line basis over the lease terms. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

e. **Receivables**

Receivables consists of commissions earned, stated net of an allowance for doubtful accounts, if any. As of December 31, 2024, the commissions receivable balance was $ 1,494,074 (2023 - $2,199,350).

f. **Current expected credit losses**

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments which are not measured at fair value through net income.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaced the multiple existing impairment methods in current GAAP, which generally required that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents, receivables from clearing firms, deposit with broker dealer, and other receivables), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

g. **Segment Reporting**

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods.

In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Note 3 – Regulatory Requirements

As a newly registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1 until January 24, 2025, 15 to 1 thereafter. The Company is exempt from rule 15c3-3 under its (k)(2)(ii) subparagraph. At December 31, 2024, the Company had net capital of $8,201,958, which was $7,585,122 in excess of its required net capital of $616,836. The Company's percentage of aggregate indebtedness to net capital was 60.16% at December 31, 2024.

As a member of the National Futures Association, the Company is subject to the capital requirements under the CFTC rules. These rules require the Company to maintain net capital of $45,000. As of December 31, 2024, the Company's adjusted net capital was $8,201,958, which exceeded the Company's minimum net capital requirement of $45,000 by $7,585,122. The Company' minimum net capital requirement is the greater of NFA or SEC requirements which is $616,836.

Note 4 – Foreign Currency

The Company's functional and reporting currency is the U.S. Dollar.

Note 5 – Fixed Assets

At December 31 2024, fixed assets consisted of:

Furniture, fixtures and equipment	$	1,654,149
Accumulated depreciation		(1,181,011)
Net fixed assets	$	473,138

Note 6 – Operating Lease Right of Use Assets and Lease Liabilities

At December 31, right of use assets consisted of:

Operating Leases - Office Space	$	1,743,584
Accumulated amortization		(1,045,211)
Net right of use assets	$	698,373

Note 6 – Operating Lease Right of Use Assets and Lease Liabilities (Continued)

Amortization expense for the year ended December 31, 2024, amounted to $342,905.

The maturities of lease liabilities as of December 31, 2024 are:

Year		Amount
2025	$	416,259
2026		313,494
Total lease payments	$	729,753
Less: interest	$	(11,881)
Present value of lease liabilities	$	717,872

Average lease terms and discount rates were:

weighted average remaining lease term for operating leases	2 years
weighted average discount rate for operating leases	3.94 %

Note 7 – Concentration of Customer and Credit Risk

The Company maintains its cash balances in one financial institution. At times during the year, the Company maintained balances that exceeded the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company introduces its customer transactions to both related and unrelated execution entities. Pursuant to the terms of the various agreements between the Company and another executing broker, they have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed by the Company's customers, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from, or performance of, the counterparty. Additionally, in the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 8 – Income Taxes

The Company files federal and certain state and local income tax returns on a current basis. Deferred taxes related to the effects of differences in valuing receivables and calculating depreciation on fixed assets.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities consist of the following:

Deferred tax liability		
Fixed assets	$	111,940
Prepaid salaries and bonus		250,063
Right of use operating lease		(12,338)
Total deferred tax liability	$	349,665

The Company remains subject to U.S. Federal, state and local income tax audits.

The Company applies the provisions of FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes* ("ASC 740"). The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. At December 31, 2024, management has determined that the Company has no uncertain tax positions that would require recognition in the financial operations.

Note 9 – Related Party Transactions

At December 31, 2024, the Company reflected a payable to its affiliates, JB Drax Honore (Dubai) Ltd and Salix Capital (UK) Limited in the amount of $135,081 and $1 respectively, which is included in "Due to affiliates" in the accompanying statement of financial condition. The Company notes that the amounts outstanding on the statement of financial condition of $135,082 are due on demand and are not interest bearing.

At December 31, 2024, the Company reflected a receivable from its affiliates, JB Drax Honore (UK) Limited, JB Drax Honore (Singapore) Limited, JB Drax Honore (France) SAS, JB Drax Honore (Madrid) SAS and JB Drax Markets UK Limited for the amount of $7,174,915, $253,217, $38,472, $5,842 and $2,391 respectively that is due on demand and which is included in "Due from affiliates" in the accompanying statement of financial condition.

The amount due from the UK entity includes a deposit held with a clearing broker paid on behalf of JB Drax Honore Inc., as well as a number of income items that are allocated based upon trader location instead of location where the trade occurred. Further the Company is charged for administrative employees of JB Drax Honore (UK) Limited that reside in the UK and provide services to the Company.

During the year ended December 31, 2024 the Company paid a dividend of $10,000,000 (2023: $20,000,000) to JB Drax Honore (UK) Limited. The Company does not have any commitments to pay dividends, and all future dividend payments are made entirely at the discretion of the Board.

Note 10 - Commitments and Contingencies

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Note 11 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency executions for commodity instruments. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measurement of segment assets is reported on the statement of financial condition as total assets. The Company's segment revenue and expenses are in line with what is in the Company's statement of operations and includes all significant categories that are provided to the CODM for review.

Note 12 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued.

No other recognized or non-recognized subsequent events that would have required recognition adjustment or disclosure in the financial statements were identified.